UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

RESIGNATION AND ELECTION OF A MEMBER OF THE BOARD OF DIRECTORS

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law No. 6,404/1976, with the provisions of CVM Resolution No. 44 and with article 26 of the Novo Mercado Regulation, hereby informs its shareholders, the market in general and other interested parties that:

On today's date, Mr. Herculano Aníbal Alves presented to the Company his resignation from the position of member of the Board of Directors, with effect from December 1, 2025.

Due to the above resignation, on this date, the Board of Directors elected Mr. Denísio Augusto Liberato Delfino to the position of member of the Board of Directors with effect from December 1, 2025.

Mr. Denísio is Brazilian and has extensive experience in the financial market, having served as CEO of BB Asset Management and as a director at Previ, the largest pension fund in Brazil. He worked for more than 20 years at Banco do Brasil in areas such as Corporate Governance, Capital Markets and Private Banking, in addition to having worked at the Ministry of Finance. He holds a PhD and a Master's degree in Economics from FGV and a bachelor's degree in Economics from the Federal University of Viçosa. Until September 2025, he represented Latin America on the Council of Principles for Responsible Investment (PRI). He is currently a member of the Board of Directors and the Sustainability Committee of Neoenergia and a member of the Fiscal Council of Gerdau. Recognized by Forbes as one of the top 10 CEOs in 2024, he has advanced certifications in financial markets and solid performance in ESG and investments.

TIM expresses its gratitude to Mr. Herculano Aníbal Alves for his commitment and dedication in the performance of his duties at the Company and wishes him success in his new professional career.

The Company will keep its shareholders and the market in general duly informed of relevant updates related to its leadership, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, November 03, 2025.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 3, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer